Exhibit 99.2

STUDENT TRANSPORTATION INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended September 30, 2013.  These financial statements can be found on SEDAR at www.sedar.com. As an SEC issuer (as defined under applicable Canadian securities laws), Student Transportation Inc.’s financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  The information in this Management’s Discussion and Analysis of the Financial Condition and Results of Operations is effective November 8, 2013. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is also available on SEDAR at www.sedar.com.

All references to “$” or “US$” are to U.S. dollars and all references to “Cdn $” are to Canadian dollars.  All references to the Company are to either Student Transportation Inc. or to STI and its subsidiaries, as the context requires. Unless the context requires otherwise, references to years are to the Company’s fiscal year ended June 30.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis (“MD&A”), including without limitation in the sections of this MD&A entitled “Results of Operations”, “Liquidity and Capital Resources” and “Subsequent Events”) are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company’s revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and negative forms  thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis.  Actual results may vary from the forward-looking statements.  Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved.  A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to and incorporated by reference under the heading “Risk Factors” such as an inability to control the Company’s operating expenses,  significant capital expenditures, reliance on certain key personnel, the possibility that a greater number of employees will join unions, the Company’s acquisition strategy, an inability to achieve the Company’s business objectives, increased industry competition, rising insurance costs, new governmental laws and regulations, a lack of insurance coverage for certain losses, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds and the termination of certain of the Company’s contracts for reasons beyond management’s control.  Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance.  Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material.  These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario.  STI, together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI, the “Issuer”), initially issued income participating securities (“IPSs”) pursuant to the Issuer’s initial public offering in December 2004 (the “IPS Offering”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC.  On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.

STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”).  Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”).  STI currently holds a 98.6% interest in STA Holdings as at September 30, 2013 through its ownership of the Class A shares of STA Holdings.  The Company also owns 100% of the outstanding shares of Parkview Transit Inc. (“Parkview Transit”).   STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the “SEC”) and a listing application with the NASDAQ-OMX, both in connection with the Company’s initial US listing of its common stock on the NASDAQ Global Select Market.

On September 1, 2011 the NASDAQ-OMX formally approved the Company’s listing application and on September 2, 2011, the SEC formally declared effective the Company’s Form 40-F registration statement.  As such, the Company became a “foreign private issuer” under applicable U.S. federal securities laws.  On September 6, 2011, the Company’s common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company’s common stock and convertible debentures continue to be listed on the Toronto Stock Exchange.

On October 26, 2009, STI closed its offering of 7.5% convertible subordinated unsecured debentures (the “7.5% Convertible Debentures”) due October 31, 2014, at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45.0 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million. As discussed below, the Company redeemed the remaining principal amount of 7.5% Convertible Debentures on November 2, 2012.

 On June 21, 2010, STI closed its offering of 6.75% convertible debentures (the “6.75% Convertible Debentures”) due June 30, 2015, at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50.0 million).

On June 7, 2011, the Company issued 6.25% convertible subordinated unsecured debentures (the “6.25% Convertible Debentures”) due June 30, 2018, at a price of US $1,000 per debenture, for total gross proceeds of $60.0 million.

The 7.5% Convertible Debentures, the 6.75% Convertible Debentures and the 6.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. The net proceeds from the sale of the Convertible Debentures were used to repay indebtedness under the senior credit facilities, which provided additional borrowing capacity to fund the redemption of the outstanding 14% subordinated notes of STA ULC and for general corporate purposes.

Each Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the “7.5% Convertible Debenture Conversion Price”) which was equivalent to 194.1748 common shares for each Cdn $1,000 principal amount of 7.5% Convertible Debentures, a conversion price of Cdn $7.25 per common share (the “6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of 6.75% Convertible Debentures, and at a conversion price of US $9.50 per common share (the “6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each US $1,000 principal amount of 6.25% Convertible Debentures.

The 7.5% Convertible Debentures were not redeemable prior to October 31, 2012.  The Company had the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice was given was at least 125% of the 7.5% Convertible Debenture Conversion Price. On November 2, 2012, the Company  redeemed the remaining 7.5% Convertible Debentures, as discussed below.  The 6.75% Convertible Debentures were not redeemable prior to June 30, 2013.  The Company has the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion Price.  The 6.25% Convertible Debentures are not redeemable prior to June 30, 2014. The Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.25% Convertible Debenture Conversion Price.  After June 30, 2016 and prior to maturity, the Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole  by issuing and delivering common shares for each Cdn $1,000 principal amount of the  6.75% Convertible Debentures and US $1,000 principal amount of the 6.25% Convertible Debentures.  The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

 The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. Pursuant to the Plan, the Company issued 373,081 common shares during the three months ended September 30, 2013, which have an approximate value of $2.3 million.

The shareholders of the Company approved the adoption by STA Holdings of the Equity Incentive Plan (“EIP”), at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders of STI approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two common shares available for issuance under the EIP by 1,446,291, which have also been granted to management.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which had been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which have been utilized for all share grants under the EIP subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPSs.  The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.  Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted that remain outstanding are available to be “put” back to the Company, while the holders of Class B Series Three common shares have an option to “put” up to one third of the shares awarded each year back to the Company, one year immediately following the grant.  All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

As noted above, the Class B Series Two and Series Three common shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations.

During the three months ended September 30, 2013, a total of 3,050 Class B Series Two common shares were “put” back to the Company having a fair value of thirty one thousand dollars.  The total number of Class B Series Two common shares outstanding as at September 30, 2013 was 61,466.  The fair value of the Class B Series Two common shares outstanding at September 30, 2013 represents a liability of $0.6 million all of which is recorded in other current liabilities.

During the three months ended September 30, 2012, there were no Class B Series Two shares “put” back to the company.  The total number of Class B Series Two common shares outstanding as at September 30, 2012 was 136,591.

During the three months ended September 30, 2013, STA Holdings granted 116,509 Class B Series Three common shares pursuant to the EIP.  The Company recognized $0.7 million in non-cash stock-based compensation expense related to these grants during the three months ended September 30, 2013. In connection with these grants, 37,691 shares were withheld at the election of the participants to satisfy income tax withholdings.  In addition, pursuant to the liquidity provision of the EIP plan, 30,900 Class B Series Three common shares were “put” back to the Company, having a fair value of $0.2 million during the three months ended September 30, 2013.  The total number of Class B Series Three common shares outstanding as at September 30, 2013 was 1,211,508.  The fair value of the Class B Series Three common shares outstanding at September 30, 2013 represents a liability of $7.7 million, of which $5.3 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

During the three months ended September 30, 2012, STA Holdings granted 127,541 Class B Series Three common shares pursuant to the EIP.  The Company recognized $0.8 million in non-cash stock-based compensation expense related to these grants during the three months ended September 30, 2012. In connection with these grants, 4,443 shares were withheld at the election of the participants to satisfy income tax withholdings.  In addition, pursuant to the liquidity provision of the EIP plan, 2,500 Class B Series Three common shares were “put” back to the Company, having a fair value of sixteen thousand dollars during the three months ended September 30, 2012. The total number of Class B Series Three common shares outstanding as at September 30, 2012 was 1,037,709.

On October 3, 2012, the Company announced that it had exercised its right to redeem its 7.5% Convertible Debentures maturing on October 31, 2014 in accordance with the terms of the trust indenture governing the 7.5% Convertible Debentures. The redemption of the 7.5% Convertible Debentures was effective on November 2, 2012.

From July 1, 2012, through November 1, 2012, Cdn $22.4 million of the Company’s 7.5% Convertible Debentures were converted into 4,347,368 shares of common stock.  On November 2, 2012, the Company redeemed the remaining Cdn $0.3 million in principal amount of 7.5% Convertible Debentures for cash.

            On March 19, 2012, the Company issued 10,950,000 common shares pursuant to a bought deal for total gross cash proceeds of $75.7 million (Cdn $75.0 million), (the “2012 Bought Deal”). The net proceeds of $71.1 million (Cdn $70.5 million), after commissions and fees, were used entirely to pay down debt on the Company’s senior credit facility.

            On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for total gross proceeds of $8.9 million (Cdn $8.9 million).  The net proceeds of $8.5 million (Cdn $8.5 million), after commissions and fees, were used entirely to pay down debt on the Company’s senior credit facility.

Results of Operations ($ in 000’s, except per share data)

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s seasonality and leasing alternatives. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis, that could cause results to differ materially from those described or anticipated in the forward-looking statements.

	Three Months Ended September 30,
	2013	2012
Revenues	$73,140	$61,602
Costs and expenses
Cost of operations	65,593	56,657
General and administrative	10,925	9,971
Non-cash stock compensation	700	803
Acquisition expense	66	-
Depreciation and depletion expense	4,625	4,357
Amortization expense	995	1,137
Total operating expenses	82,904	72,925

Loss from operations	(9,764)	(11,323)

Interest expense	3,808	3,814
Foreign currency loss	265	64
Unrealized gain on foreign currency exchange contracts	(431)	(558)
Unrealized re-measurement gain	-	(2,140)
Non-cash (gain) loss on 6.25% Convertible
Debentures conversion feature	(435)	389
Other expense (income), net	730	(21)
Loss before income taxes	(13,701)	(12,871)
Income tax benefit	(4,909)	(5,260)

Net loss	$(8,792)	$(7,611)
Basic and diluted net loss per common share	$(0.11)	$(0.10)

   Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  Since schools are not in session, there is minimal school bus transportation revenue.  Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break.  Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June.  A full year’s worth of depreciation is recorded in these ten months to correspond with the vehicles’ usage.  In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period.  These purchases have historically been funded by borrowings on the Company’s credit facility and through operating lease financings.

Managed and Leased Fleet Business

The Company’s school transportation services have historically included managed services contracts.  These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet.  In addition, the Company has financed a portion of its replacement school vehicles starting in fiscal year 2007 through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis.  Currently, leased and managed buses account for approximately 18% and 4%, respectively, of the Company’s fleet.  The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

During July, August and September 2012, the Company entered into additional operating leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the 2012-2013 school year.  The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%.  Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

           During July, August and September 2013 , the Company entered into additional operating leases with seven major financial institutions to lease approximately $22.4 million in replacement school vehicles and $19.4 million in growth vehicles for the upcoming 2013-2014 school year.  The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.5%.  Annual lease payments on these additional leases will approximate $5.9 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”).  Canadex was a transportation and energy company consisting of two separate business segments.  The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States.  The interests in oil and gas properties are held through Canadex’s wholly owned subsidiary, Canadex Resources Inc. (“CRI”).  CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates.  It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States.  Approximately 70% of these wells produce natural gas.  CRI’s co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities.  The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator.  Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit Inc., which is a direct subsidiary of the Company.

The Company’s oil and gas revenues, on an annual basis, are approximately one percent of consolidated Company revenues.

Three months ended September 30, 2013 Compared to Three months ended September 30, 2012

The Company’s core business is school bus transportation.  As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio.  The oil and gas portfolio represents approximately one percent of the Company’s revenue on an annual basis.

The consolidated results for the first quarter of fiscal year 2014 include $1.2 million in oil and gas revenue, $0.6 million in related cost of operations and $0.2 million in depletion expense.  The consolidated results for the first quarter of fiscal year 2013 include $0.9 million in oil and gas revenue, $0.7 million in related cost of operations and $0.2 million in depletion expense.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment.  Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues:  Revenues for school bus transportation for the first quarter of fiscal year 2014 were $72.0 million compared to 60.7 million for the first quarter of fiscal year 2013, representing an increase of $11.3 million, or 18.6%.  Revenue for the first quarter of fiscal year 2014 was negatively impacted by approximately $0.5 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the first quarter of fiscal year 2013 to the first quarter of fiscal year 2014 in connection with the translation of the Company’s Canadian operations into U.S. dollars. In the first quarter of fiscal year 2014, the Company closed two acquisitions and started operations on nine new bid contracts (three of which were tuck-ins to existing locations). In addition, the Company did not renew three contracts for the fiscal year 2014.

The acquisitions completed in the first quarter of 2014 and the new bid-in contracts for fiscal year 2014 accounted for $7.9 million in new business growth in the first quarter of fiscal year 2014, which was partially offset by a $1.6 million revenue reduction resulting from the three contracts not renewed.  The remaining $5.5 million increase in revenues resulted primarily from  net increases in service requirements of existing contracts and contract rate increases.

Cost of Operations:  Cost of operations for school bus transportation for the first quarter of fiscal year 2014 was $65.1 million as compared to $56.1 million for the first quarter of fiscal year 2013, representing an increase of $9.0 million or 16.0%. The acquisitions completed in the first quarter of fiscal year 2014 and the new bid-in contracts for fiscal year 2014 accounted for $6.8 million of the total increase in cost of operations, which was partially offset by a $1.5 reduction resulting from the three contracts not renewed. The remaining $3.7 million increase in cost of operations, net of new business  and contracts not renewed for the first quarter of fiscal year 2014, resulted primarily from an increase in salaries and wages, fringe benefit costs, operating costs and maintenance costs, offset by lower insurance costs. Fuel expense remained unchanged for the first quarter of fiscal year 2014 as compared to the first quarter of fiscal year 2013.  As a percentage of revenue, fuel decreased to 8.9% from 9.7% in the first quarter of fiscal year 2014 compared to the first quarter of fiscal year 2013.  Salaries and wages, net of new business and contracts not renewed for the first quarter of fiscal year 2014, increased by $2.4 million due primarily higher driver and maintenance wages.  As a percentage of revenue, driver wages increased to 35.9% in the first quarter of fiscal year 2014 from 35.7% in the first quarter of fiscal year 2013. Fringe benefit costs net of new business and contracts not renewed for the first quarter of fiscal year 2014, increased $0.7 million due to unfavorable worker compensation claims experience. Fringe benefit costs increased as a percentage of revenue to 12.5% in the first quarter of fiscal year 2014 from 12.4% in the first quarter of fiscal year 2013. Operating cost, net of new business and contracts not renewed increased $0.3 million primarily due to an additional year of vehicle leasing costs. Maintenance expense, net of new business and contract not renewed, increased $0.5 million as a result of higher parts and repair expense, and increased as a percentage of revenue to 8.2% from 8.1% in the first quarter of fiscal year 2014 compared to the first quarter of fiscal year 2013. Insurance costs, net of new business and contract not renewed for the first quarter of fiscal year 2014, decreased $0.3 million primarily due to favorable liability insurance claims experience. As a percentage of revenue, insurance costs decreased to 3.7% from 4.5% in the first quarter of fiscal year 2014 compared to the first quarter of fiscal year 2013.

           General and Administrative Expense:  General and administrative expense for school bus transportation for the first quarter of fiscal year 2014 was $10.9 million compared to $9.9  million for the first quarter of fiscal year 2013, an increase of $1.0 million or 10.1%. As a percentage of revenue, total general and administrative expense decreased to 15.1% for the first quarter of fiscal year 2014 compared to 16.3% for the first quarter of fiscal year 2013. The increase in general and administrative expenses is primarily due to the acquisitions and bid in contracts completed during the first quarter of fiscal year 2014.

Acquisition Expense: Acquisition expense for the first quarter of fiscal year 2014 was $0.1 million.  The Company did not incur any acquisition expense for school bus transportation for the first quarter of fiscal year 2013, as there were no acquisitions completed.  Acquisition expenses related to transaction costs associated with acquisitions are expensed as incurred under US GAAP.

Non-Cash Stock Compensation:  Non-cash stock compensation expense for school bus transportation for the first quarter of fiscal year 2014 was $0.7 million. The non-cash compensation expense was related to the issuance of 116,509 Class B Series Three common shares of STA Holdings in the first quarter of fiscal year 2014. Non-cash stock compensation expense for school bus transportation for the first quarter of fiscal year 2013 was $0.8 million. The non-cash compensation expense was related to the issuance of 127,541 Class B Series Three common shares of STA Holdings in the first quarter of fiscal year 2013.

Depreciation Expense:  Depreciation expense for school bus transportation for the first quarter of fiscal year 2014 was $4.4 million compared to $4.1 million for the first quarter of fiscal year 2013, an increase of $0.3 million. The increase was primarily related to the vehicles associated with the acquisitions completed in the first quarter of fiscal year 2014 and the new bid-in contracts.  As a percentage of revenue, depreciation expense decreased to 6.1% for the first quarter of fiscal year 2014 from 6.8% for the first quarter of fiscal year 2013.

Amortization Expense:  Amortization expense for school bus transportation was $1.0 million for the first quarter of fiscal year 2014 compared to $1.1 million in the first quarter of fiscal year 2013.  As a percentage of revenue, amortization expense decreased to 1.4% in the first quarter in fiscal year 2014 from 1.9% in the first quarter of fiscal year 2013.

Loss from Operations: Loss from operations for school bus transportation was $10.1 million for the first quarter of fiscal year 2014 compared to $11.3 million for the first quarter of fiscal year 2013.  The decrease in loss from operations of $1.2 million resulted from the operating line items discussed above.

Interest Expense:  Interest expense for both the first quarter of fiscal year 2014 and 2013 was $3.8 million. An approximate $0.3 million increase in interest expense in the first quarter of fiscal 2014 as compared to the first quarter of fiscal 2013, was due to higher average debt outstanding, which was offset by a decrease in the weighted average interest rate of $0.2 million and a decrease in amortization of debt issuance costs of $0.1 million in the first quarter of fiscal 2014 as compared to the first quarter of fiscal 2013.

Foreign Currency Loss:  Foreign currency loss for the first quarter of fiscal year 2014 totaled $0.3 million compared to foreign currency loss of $0.1 million for the first quarter of fiscal year 2013.  The increase in the foreign currency loss of $0.2 million results primarily from the losses realized upon the settlement of the foreign currency contracts.

Unrealized Gain on Foreign Currency Exchange Contracts:  Unrealized gain on foreign currency exchange contracts was $0.4 million for the first quarter of fiscal year 2014 compared to an unrealized gain of $0.6 million for the first quarter of fiscal year 2013.  The decrease in unrealized gain of $0.2 million primarily reflects the fair value adjustment of the foreign currency exchange contracts resulting from the change in exchange rates for each period.

Unrealized Re-measurement Gain:  Unrealized re-measurement gain was $0.0 for the first quarter of fiscal year 2014 compared to the re-measurement gain of $2.1 million in the first quarter of fiscal year 2013. The decrease in re-measurement gain of $2.1 million reflects a $2.1 million increase in non-cash foreign currency re-measurement gain related to STI’s issuance of U.S. dollar denominated 6.25% Convertible Debentures resulting from the change in exchange rates during the first quarter of fiscal year 2014 compared to the first quarter of fiscal year 2013.  STI’s functional currency is the Canadian dollar.  The 6.25% Convertible Debentures are denominated in U.S. dollars.  As the functional currency of STI is the Canadian dollar, gains or losses on re-measurement of the 6.25% Convertible Debentures (denominated in U.S. dollars) are considered transaction gains and losses and are included in the consolidated statements of operations. In the first quarter of fiscal year 2014, the $1.2 million foreign currency re-measurement gain associated with the 6.25% Convertible Debentures was offset by a $1.2 million foreign currency re-measurement loss associated with certain of the Company’s short-term related intercompany notes which were put in place in the fourth quarter of fiscal year 2013. Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the consolidated statement of operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in accumulated other comprehensive income (loss) as incurred.

Non-cash Gain (Loss) on 6.25% Convertible Debentures Conversion Feature: Non-cash gain on the 6.25% Convertible Debentures conversion feature was $0.4 million for the first quarter of fiscal year 2014 compared to a non-cash loss of  $0.4 million in the first quarter of fiscal year 2013.  The increase in the non-cash gain of $0.8 million was related to the change in fair value of  the embedded conversion feature derivative associated with STI’s issuance of the U.S. dollar denominated 6.25% Convertible Debentures.  The conversion feature on STI’s 6.25% Convertible Debentures provides that the U.S. dollar denominated debentures can be converted at a U.S. dollar denominated strike price into common shares of the issuer, a Canadian functional currency entity.  Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately.  The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Other Expense (Income), net:  Other expense totaled $0.7 million in the first quarter of fiscal year 2014 compared to other income of $21 thousand in the first quarter of fiscal year 2013. The increase in expense of $0.7 million was due primarily to an  increase in the unrealized losses on foreign currency translation in the first quarter of fiscal year 2014 compared to the first quarter of fiscal year 2013. Other expense (income) includes various expenses that are non-operating in nature.

Loss before Income Taxes:  Loss before income taxes was $13.7 million for the first quarter of fiscal year 2014 compared to loss before income taxes of $12.9 million for the first quarter of fiscal year 2013. The increase in the loss of $0.8 million resulted primarily from an decrease in the re-measurement gain of $2.1 million, the increase in other expense of $0.7 million, the increase in foreign currency loss of $0.2 million and the decrease in the unrealized foreign currency gain of $0.2 million, offset by a decrease in the loss from school bus operations of $1.2 million, an increase in the gain on the convertible debenture conversion feature of $0.8 million and an increase in the income from the oil and gas segment of $0.4 million.

Net Loss:  Net loss for the Company for the first quarter of fiscal year 2014 totaled $8.8 million, which included an income tax benefit of $4.9 million.   Net loss for the first quarter of fiscal year 2013 amounted to $7.6 million, which included an income tax benefit of $5.3 million. The effective tax rates for the first quarter of fiscal year 2014 and the first quarter of fiscal year 2013 were 35.8% and 40.9%, respectively. The decrease in the effective rate for the first quarter of fiscal year 2014 primarily resulted from the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s loss before income taxes resulting from the operations in each country.  Basic and diluted net loss per common share was $0.11 for the first quarter of fiscal year 2014 compared to $0.10 for the first quarter of fiscal year 2013.

Liquidity and Capital Resources

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s ability to renew or refinance its various loan facilities as they become due. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

General

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  As schools are not in session, there is no school bus transportation revenue during this period.  The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period.  Replacement capital expenditures have historically been funded by a combination of borrowings on the Company’s credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations.  As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year.  The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter.  Due to this seasonality, the Company views available cash flow on an annualized basis.  The Company has historically funded its distributions with cash from operations on an annual basis.

During the three months ended September 30, 2013, net cash used in operations totaled $21.1 million, which reflects a $13.1 million use of cash for net working capital. The Company’s investing activities for the three months ended September 30, 2013 resulted in a use of cash of $35.8 million.  Included in these investing activities were, (i) $5.5 million in funding for the Scholastic and the Williams acquisitions that closed in the first quarter of fiscal 2014, (ii) capital expenditures related to the new bid contracts for fiscal year 2014 of $28.2 million (which includes $0.4 million for oil & gas investments in new wells), (iii) $2.2 million in capital expenditures related to replacement capital spending and (iv) $0.1 million in proceeds from sale of equipment.  The Company’s financing activities for the three months ended September 30, 2013 represented a source of cash of $51.9 million. Included in these financing activities were, (i) $77.6 million in credit agreement borrowings and $16.8 million in credit agreement repayments, (ii) $8.7 million in dividend payments made during the three months ended September 30, 2013 and (iii) $0.2 million in payments to repurchase Class B Series common shares.

Loan Facilities

On February 4, 2011, the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the “Third Amended and Restated Credit Agreement”).  The previous agreement had a maturity date of December 14, 2011. The Third Amended and Restated Credit Agreement had an initial commitment of approximately $140.0 million and included a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which were available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts.  The Company could request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, so long as no default or event of default had occurred and was continuing.  The Third Amended and Restated Credit Agreement had a five year term with a maturity date of February 4, 2016.

On February 27, 2013, the Company amended its Third Amended and Restated Credit Agreement. The amendment extended the maturity date and increased the commitments to $155.0 million, from the previous commitments of $140.0 million.  The current commitments include a US $110.0 million loan facility and a Canadian $45.0 million loan facility. The increase in the facility was a result of existing lenders increasing their commitments as well as a new lender joining the bank group, which replaced an existing lender. The amendment maintains the $100.0 million accordion feature with the same terms and conditions as were previously agreed upon.  The amendment also included a margin reduction of 50 basis points on interest payments and extends the maturity of the credit agreement to February 27, 2018 or if earlier, 90 days prior to the maturity of the Senior Secured Notes, (as defined below).

Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Third Amended and Restated Credit Agreement. Base Rate Loans bear interest at the base rate, as set forth in the credit agreement (3.25% at September 30, 2013), plus the applicable margin, which ranges from 0.50% to 1.25%, depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as set forth in the credit agreement (0.1823% at September 30, 2013), plus the applicable margin, which ranges from 1.75% to 2.50% depending of STA Holdings’ senior leverage ratio on the pricing date.

On November 10, 2011, the Company rolled over and extended the maturity of the $35 million Senior Secured Notes (as defined below) for a five year term.  The Senior Secured Notes now reflect a fixed coupon of 4.246% and a maturity date of November 10, 2016. In December 2006, the Company initially issued senior secured notes (the “Senior Secured Notes”) under a note purchase agreement (the “Note Purchase Agreement”) with two Canadian insurance companies.  The Senior Secured Notes consisted of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%.  The Senior Secured Notes rank pari passu with borrowings under the Third Amended and Restated Credit Agreement.

Borrowings under the Third Amended and Restated Credit Agreement are collateralized by the unencumbered assets of Parkview Transit, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries.  In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview Transit.  Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its U.S. subsidiaries.  In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings’ U.S. subsidiaries.

At September 30, 2013, debt outstanding under the Third Amended and Restated Credit Agreement and Senior Secured Notes totaled $139.8 million and $35.0 million, respectively.  The Company had approximately $14.2 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Third Amended and Restated Credit Agreement (excluding the remaining $100.0 million in additional commitments the Company may request under the Third Amended and Restated Credit Agreement).  In addition, at September 30, 2013, outstanding debt included approximately $107.7 million in Convertible Debentures. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of  February 27, 2018 or if earlier, 90 days prior to the maturity of the Senior Secured Notes. The Note Purchase Agreement has a five year term with a maturity date of November 10, 2016.

Convertible Debentures

During the fiscal years ended June 30, 2010 and 2011, STI closed the Convertible Debentures offerings and on December 21, 2009, the Company redeemed for cash all of the outstanding 14% subordinated notes of STA ULC as discussed above under the heading “General”.

On October 3, 2012 the Company announced that it had exercised its right to redeem its 7.5% Convertible Debentures maturing on October 31, 2014 in accordance with the terms of the trust indenture governing the 7.5% Convertible Debentures. The redemption of the 7.5% Convertible Debentures was effective on November 2, 2012.

From July 1, 2012 through November 1, 2012, Cdn $22.4 million of the Company’s 7.5% Convertible Debentures were converted into 4,347,368 shares of common stock.  On November 2, 2012, the Company redeemed the remaining $0.3 million in principal amount of 7.5% Convertible Debentures for cash.

The 6.75% Convertible Debentures  have a five year term, are denominated in Canadian dollars, are due and payable on  June 30, 2015,  and are callable by the Company beginning in July 2013, if certain conditions noted earlier, are met. The 6.25% Convertible Debentures have a seven year term, are denominated in U.S. dollars, are due and payable on June 30, 2018, and are callable by the Company beginning in July 2014 if certain conditions noted earlier, are met.

The functional currency of STI is the Canadian dollar.  The 6.75% Convertible Debentures of STI are denominated in Canadian dollars.  As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the 6.75% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity.  The 6.25% Convertible Debentures of STI are denominated in U.S. dollars.  As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.  On April 1, 2013, the Company put in place an intercompany loan associated with the payments of proceeds on the 6.25% Convertible Debentures by STI to STA Holdings.  This intercompany loan is denominated in U.S. dollars, bears interest at a rate of 6.25% per annum and has a set maturity date of June 30, 2018.  As such, this intercompany loan is considered a short-term intercompany loan (as the loan is for a definite term), and unrealized gains or losses on re-measurement of the STI intercompany loan receivable are considered transaction gains or losses as STI’s functional currency is the Canadian dollar and are included in the consolidated statement of operations.  The re-measurement gains and losses resulting from this intercompany loan offset re-measurement gains and losses resulting from the 6.25% Convertible Debentures in the consolidated statement of operations.

The Company expects to be able to renew or refinance its various loan facilities and Convertible Debentures as they become due at then current market rates (see “Forward-Looking Statements”).

Leasing Arrangements

In July, August and September 2012, the Company entered into additional leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the 2012-2013 school year.  The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%.  Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

           During July, August and September 2013, the Company entered into additional operating leases with seven major financial institutions to lease approximately $22.4 million in replacement school vehicles and $19.4 million in growth vehicles for the upcoming 2013-2014 school year.  The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.5%.  Annual lease payments on these additional leases will approximate $5.9 million per year for the term of the leases.

Acquisitions

On July 23, 2013 the Company acquired Scholastic Bus Co., (“Scholastic”) located in Bergen County, New Jersey for approximately $2.4 million, consisting of $2.2 million in cash and $0.2 million in deferred purchase price. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date.

On August 27, 2013 the Company acquired Williams Bus Lines Co. (“Williams Bus”), located in Wilkes Barre, Pennsylvania, for approximately $3.4 million. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares and debt securities (see “Forward-Looking Statements”).

Fuel Prices

The Company operates a fleet of approximately 10,800 vehicles as at September 30, 2013 and consumes substantial amounts of fuel for its operations.  While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. In addition, the Company, for fiscal year 2014, entered into fixed price contracts with fuel suppliers to cover approximately 23% of its fuel exposure.

Segment Information ($ in 000’s)

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment.  The transportation segment provides school bus and management services to public and private schools in North America.  The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States.
	For the three months ended September 30, 2013
	Transportation	Oil and Gas	Total

Revenue	$71,989	$1,151	$73,140
Operating (loss) earnings	$(10,098)	$334	$(9,764)

Unallocated expenses			3,937
Income tax benefit			(4,909)
Net loss			$(8,792)

	For the three months ended September 30, 2012
	Transportation	Oil and Gas	Total

Revenue	$60,732	$870	$61,602
Operating loss	$(11,312)	$(11)	$(11,323)

Unallocated expenses			1,548
Income tax benefit			(5,260)
Net loss			$(7,611)

	As at September 30, 2013	As at June 30, 2013
Total Assets
Transportation	555,643	503,780
Oil and Gas	9,131	9,045
	$564,774	$512,825

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of September 30, 2013 and the related payment by period due.

Maturities of long-term debt are as follows ($ in 000’s):

	Third Amended Credit Facility	Convertible Debentures	Senior Secured Notes	Seller Debt	Total
Year ending June 30,
2014 (10/1/13-6/30/14)	$-	$-	$-	$-	$-
2015	-	48,530	-	200	48,730
2016	-	-	-	-	-
2017	-	-	35,000	-	35,000
2018	139,763	59,200	-	-	198,963
Thereafter	-	-	-	-	-
	$139,763	$107,730	$35,000	$200	$282,693

The maturity date of the Third Amended and Restated Credit Agreement was extended by amendment in February 2013 to February 27, 2018 or if earlier, 90 days prior to the maturity of the Senior Secured Notes.

The following table represents future minimum rental payments and operating lease payments under non-cancelable operating leases as at September 30, 2013 ($ in 000’s):

	Operating Leases	Vehicle Leases	Total
Year ending June 30,
2014 (10/1/13-6/30/14)	$8,408	$17,253	$25,661
2015	8,720	18,413	27,133
2016	7,251	16,493	23,744
2017	5,235	13,475	18,710
2018	2,762	10,269	13,031
2019 and thereafter	5,716	5,978	11,694
Total minimum payments	$38,092	$81,881	$119,973

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $227.7 million and $335.7 million, respectively as at September 30, 2013.  Further, the senior debt to EBITDA ratio (as defined in the Third Amended and Restated Credit Agreement adjusted for capitalization of vehicle leases) would increase 0.8:1, and the total debt to EBITDA ratio would increase 0.5:1.

Outstanding Share Data

As at September 30, 2013, the Company had 81,731,372 issued and outstanding common shares,  Cdn $50.0 million principal amount of 6.75% Convertible Debentures convertible into approximately 6.9 million common shares and $60.0 million principal amount of 6.25% Convertible Debentures convertible into approximately 6.3 million common shares.  There are no preferred shares issued and outstanding.

Quantitative and Qualitative Disclosures About Market Risk

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s anticipated dividends. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

In the normal course of business, the Company is exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate.  Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the first quarter of fiscal year 2014, there have been no other material changes to the Company’s exposure to the above-mentioned market risks during the first quarter of fiscal year 2014.

As at September 30, 2013, the Company’s material variable rate borrowings included the outstanding borrowings under the Third Amended and Restated Credit Agreement.  As at September 30, 2013, the Company had $139.8 million in outstanding indebtedness under the Third Amended and Restated Credit Agreement. The Company has an interest rate hedge in place for a national amount of $50.0 million to swap the variable rate to a fixed rate for $50.0 million in borrowings under the Third Amended and Restated Credit Agreement.  A 100 basis point change in interest rates, applied to these net borrowings as at September 30, 2013 would result in an approximate $0.9 million annual change in interest expense and a corresponding change in cash flow.

In connection with the dividends on the common shares issued, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends from STA, Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated dividends on common shares will be paid in Canadian dollars.  At the time of its initial public offer, the Company entered into and thereafter maintained hedge contracts in connection with the initial level of distributions.  Currently, the Company’s hedge contracts cover approximately 37% of anticipated dividends and interest payments in Canadian dollars through September 2014. The Company will continue to review its hedging practices in connection with additional changes in the Company’s business and capital structure.

At September 30, 2013, the Company had 12 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
October 2013- September 2014	12	14.6	14.7	1.0075

The forward foreign exchange contracts cover approximately 37% of currently anticipated dividends and interest payments on the 6.75% Convertible Debentures through September 2014 based on the current dividend rate in effect for the past year.  The Company intends to fund a majority of the remaining amount of currently anticipated dividends and interest payments with cash flows from operations, including the Company’s Canadian operations, as it continues to grow its Canadian dollar cash flows via the execution of its growth strategy in Canada. At September 30, 2013, STA Holdings had a $0.4 million unrealized foreign exchange loss on the open forward currency exchange contracts.  The 6.75% Convertible Debentures are denominated in Canadian dollars, and the payment of these debentures upon maturity will be payable in Canadian dollars.  The Company has not entered into any hedge arrangement with respect to the payment of these debentures upon their maturity in 2015.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business.  As a partial mitigation of the impact of fuel price volatility on the Company’s results, approximately 60% of the Company’s revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.  The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. In addition, the Company, for fiscal year 2014, entered into fixed price contracts with fuel suppliers to cover approximately 23% of its fuel exposure.

Summary of Quarterly Results ($ in 000’s, except per share data)

	2nd Qtr 2012	3rd Qtr 2012	4th Qtr 2012	1st Qtr 2013	2nd Qtr 2013	3rd Qtr 2013	4th Qtr 2013	1st Qtr 2014

Revenues	$101,125	$113,319	$103,438	$61,602	$119,355	$120,452	$122,279	$73,140
Net income (loss)	$1,272	$3,035	$9,211	$(7,611)	$2,979	$1,754	$6,747	$(8,792)
Net income (loss) per share	$0.02	$0.05	$0.12	$(0.10)	$0.04	$0.02	$0.08	$(0.11)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  As schools are not in session, there is minimal school bus transportation revenue during this period.  Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break.  Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June.  A full year’s worth of depreciation is recorded in these ten months to correspond to the vehicle’s usage.

Internal Controls over Financial Reporting

We have evaluated our internal controls over financial reporting and determined that no changes were made in the Company’s internal controls over financial reporting during the three months ended September 30, 2013, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.  Management is, however, continually monitoring and seeking to improve the Company’s infrastructure and controls.

Transactions with Related Parties

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO.  The fleet procurement and disposal services are currently provided for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.6 million and $0.2 million for the three months ended September 30, 2013 and 2012, respectively.

In November 2013, the Company amended the fee structure with the transportation equipment dealer, resetting the annual fee to provide a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum on a combined basis starting July 1, 2014.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s EIP and lease payments. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

On October 15, 2013, the Company accessed the Accordion Feature under the Third Amended and Restated Credit Agreement, increasing its commitments from $155.0 million to $165.0 million.

On October 21, 2013 the Company announced that the Toronto Stock Exchange (the “Exchange”) has approved its notice of intention to renew its normal course issuer bid for a portion of its common shares (“Common Shares”) as appropriate opportunities arise. The Company was permitted to commence purchasing Common Shares under the renewed normal course issuer bid on or about October 24, 2013.  Pursuant to the notice, the Company is permitted to acquire up to a maximum of 4,086,569 of Common Shares for an aggregate purchase price of Cdn $5.0 million in the twelve month period commencing October 24, 2013 and ending on October 23, 2014.

On October 22, 2013, the Company announced that it has entered into an agreement to sell to a syndicate of underwriters Cdn$ 75.0 million of 6.25% convertible unsecured subordinated debentures due June 30, 2019 (the “Debentures” or “Offering”) pursuant to a bought deal. The Company has also granted the underwriters an over-allotment to purchase up to an additional Cdn $11.2 million of the Debentures on the same terms and conditions.  The Offering is expected to close on or about November 12, 2013.  The Company intends to use the net proceeds of the Offering to repay indebtedness and for general corporate purposes.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events.  Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate.  Actual results may differ significantly from these estimates.  The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Indefinite Lived- Intangibles.   Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method.  Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the first quarter.

When assessing goodwill impairment, the Company may at its option perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying value.  If the Company does not choose to perform a qualitative assessment a two step impairment test is required. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill.  If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.
 When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess.

Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate.

Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company.  The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives.  Covenants not to compete are amortized on a straight-line basis over an estimated useful life of one to five years.

Impairment of Long-Lived Assets.  Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company’s insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs.  Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage.  We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary.  Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation.  The Company accounts for stock-based compensation and other stock-based payments using the fair value method.  Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2013 and fiscal year 2012. All future share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as a liability upon issuance and marked to market on a quarterly basis

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the historical value of the Subordinated Note component of the IPS).  In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.  Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Income Taxes.  Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled.  A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes.  Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority.  The Company and its subsidiaries are examined by various federal and state tax authorities.  The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes.  The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Accounting for Derivatives and Hedging Activities. The Company records its derivatives at fair value on the balance sheet, which requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the statement of operations or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Foreign Currency Translation: Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date.  Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date.  Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, STA ULC and the Company’s Canadian operations, is the Canadian dollar.  The functional currency of the Company’s operations in the United States is the U.S. dollar.  The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars.  As a result, the assets and liabilities of the Company, STA ULC and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period.  Exchange gains or losses on translation are deferred as a separate component of shareholders’ equity.  The 7.5% Convertible Debentures and the 6.75% Convertible Debentures of STI are denominated in Canadian dollars.  As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the 7.5% Convertible Debentures and the 6.75% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity.  The 6.25% Convertible Debentures of STI, are denominated in U.S. dollars.  As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Loss as incurred.

Oil and Gas Reserve Estimates.  Estimates of oil and gas reserves in the consolidated financial statements are prepared through reserve engineering, which is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner.  The process relies on interpretations of available geographical, geophysical, engineering and production data.  The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company’s reserve information is based on estimates prepared by independent oil and gas industry consultants.  Estimates prepared by others may be different than these estimates.  Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered.  In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company’s estimated oil and gas reserves.  Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.  Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings.  In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations.  The asset retirement obligation provision recorded in the consolidated financial statements is based on estimate of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur.  The estimates are based on the Company’s net ownership interest in the wells.  Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

A discussion of general and specific risk factors that could affect our financial performance is found under the heading “Risk Factors” in our “Annual Information Form” for the fiscal year ended June 30, 2013, which is available on SEDAR at www.sedar.com and which section is incorporated herein by reference.